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SE[redacted] COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 01 2004
WASH. DC 155 SECTION

SEC FILE NUMBER
8- 14161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 MM/DD/YY AND ENDING 12/31/03 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati, Ohio 45242
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Turner (513)7946658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – *if individual, state last, first, middle name*)

1600 PNC Center, 201 E 5th St Cinti Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JW

OATH OR AFFIRMATION

I, Crystal Howard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Crystal Howard
Signature

Financial & Operations Principal
Title

Nancy J. Held
Notary Public

NOTARIAL SEAL STATE OF OHIO

NANCY J. HELD
Notary Public
In and for the State of Ohio
My Commission Expires
June 3rd 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

SEC MAIL PROCESSING RECEIVED
MAR 01 2004
WASH. D.C. 505 SECTION

The Board of Directors
The O. N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of The O. N. Equity Sales Company and subsidiaries for the year ended December 31, 2003, we considered The O. N. Equity Sales Company's (the company) internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

KPMG

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
January 27, 2004

KPMG

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

The Board of Directors
The O. N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries (collectively, the Companies) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The O.N. Equity Sales Company and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

January 27, 2004

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2003

Assets

Cash	$	3,670,745
Accounts receivable from affiliates (note 3)		43,460
Other assets		364,443
Total assets	$	4,078,648

Liabilities and Stockholder's Equity

Liabilities:		
Accrued commission expense	$	513,564
Accounts payable – trade		263,012
State income taxes payable (note 2)		99,764
Other liabilities		69,465
Payable to affiliates (note 2)		59,165
Total liabilities		1,004,970
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; 33,600 shares issued and outstanding at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		1,683,678
Total stockholder's equity		3,073,678
Contingencies (note 5)		
Total liabilities and stockholder's equity	$	4,078,648

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2003

Revenues:		
Income from sale of investment company shares (note 3)	$	22,917,603
Other commissions (note 1)		1,436,537
Commissions from sale of limited partnerships		718,957
Other income		45,663
Interest income		17,456
		25,136,216
Expenses:		
Commissions (note 3)		21,145,101
Commissions to other brokers		532,945
Service contract (note 3)		880,000
Salary expense		1,248,362
Other		603,635
		24,410,043
Income before federal income tax expense		726,173
Federal income tax expense (note 2):		
Current		212,884
Deferred		43,750
		256,634
Net income	$	469,539

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2002	$	336,000	1,054,000	1,214,139	2,604,139
Net income		—	—	469,539	469,539
Balance at December 31, 2003	$	336,000	1,054,000	1,683,678	3,073,678

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	469,539
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred federal income tax expense		43,750
Changes in assets and liabilities:		
Decrease in accounts receivable from affiliates		78,916
Increase in other assets		(54,651)
Increase in payable to affiliate		47,818
Increase in accounts payable and accrued commissions expense		235,984
Decrease in accrual for litigation settlement		(115,000)
Net cash provided by operating activities		706,356
Increase in cash and cash equivalents		706,356
Cash and cash equivalents at beginning of year		2,964,389
Cash and cash equivalents at end of year	$	3,670,745
Federal income tax paid	$	133,461

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO) and its wholly owned subsidiaries, O.N. Investment Management Company, O.N. Insurance Agency, Inc., O.N. Insurance Agency of Massachusetts, and O.N. Insurance Agency of North Carolina (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, ONESCO follows the industry accounting practice of recording marketable securities owned at fair value in the consolidated statement of financial condition with related changes reflected in results of operations for the year.

The Company receives commissions and fees from sales by its registered representatives of various companies' investment company products, limited partnerships, and general securities. Fee and commission income are recognized when sales are made. Commission expense is recognized when sales are made. See note 3 concerning related party transactions.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the consolidated statement of cash flows, the Company considers all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying amount of assets and liabilities approximates their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Federal Income Taxes

The Company files a consolidated Federal income tax return with its parent company. The Company calculates income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company which would be realized by the parent company on a consolidated return go to the benefit of the Company.

The Company has not established any deferred tax assets, liabilities or valuation allowances in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting

(Continued)

(2) Federal Income Taxes (Continued)

Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the company.

Total Federal income tax expense for the year ended December 31, 2003 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	%
Computed (expected) tax expense	$	254,161	35.0
Non-deductible state fees		2,473	0.3
Total expense and effective rate	$	256,634	35.3

As of December 31, 2003, the Company had a Federal income tax payable of $56,908 to ONLIC which is included in payable to affiliates.

The Company had a state income tax payable of $99,764 as of December 31, 2003.

(3) Related Party Transactions

The Company has a service contract with its parent whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own. The expenses incurred pursuant to this contract were approximately $760,000 in 2003.

ONESCO has a distribution agreement with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2003, the sale of these contracts resulted in income from sale of investment company shares of $8,935,134 and commission expense of $8,442,205. In addition, ONESCO sells shares of investment companies sponsored by unaffiliated parties.

The receivable due from ONLIC related to the service contract and distribution agreement was $53,228 as of December 31, 2003. This receivable is reported net of accounts payable to ONLIC that relate to the above mentioned service contract.

ONESCO has a service contract with ONEQ whereby ONESCO receives $50,000 from ONEQ annually. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2003, ONESCO had a minimum net capital requirement of $66,870, and "aggregate indebtedness" and "net capital" of $1,003,045 and 2,438,960, respectively.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2003

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Cash	$ 3,437,004	78,737	147,412	7,469	123	—	3,670,745
Accounts receivable from affiliates	39,500	4,292	142	—	—	(474)	43,460
Investment in wholly owned subsidiaries, at equity in their net assets	238,860	—	—	—	—	(238,860)	—
Other assets	361,359	3,084	—	—	—	—	364,443
Total assets	$ 4,076,723	86,113	147,554	7,469	123	(239,334)	4,078,648
Liabilities and Stockholder's Equity							
Liabilities:							
Accrued commission expense	$ 513,564	—	—	—	—	—	513,564
Accounts payable – trade	263,012	—	—	—	—	—	263,012
State income taxes payable	99,764	—	—	—	—	—	99,764
Other liabilities	69,465	—	—	—	—	—	69,465
Payable to affiliate	57,240	—	2,102	155	142	(474)	59,165
Total liabilities	1,003,045	—	2,102	155	142	(474)	1,004,970
Stockholder's equity:							
Common stock	336,000	36,250	10,000	—	—	(46,250)	336,000
Additional paid-in capital	1,054,000	108,750	—	—	—	(108,750)	1,054,000
Retained earnings (Accumulated deficit)	1,683,678	(58,887)	135,452	7,314	(19)	(83,860)	1,683,678
Total stockholder's equity	3,073,678	86,113	145,452	7,314	(19)	(238,860)	3,073,678
Total liabilities and stockholder's equity	$ 4,076,723	86,113	147,554	7,469	123	(239,334)	4,078,648

See accompanying independent auditors' report.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Operations

Year ended December 31, 2003

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	O.N. Insurance Agency of North Carolina	Eliminations	Consolidated
Revenues:							
Income from sale of investment company shares	$ 22,813,906	16,550	1,856,936	158,209	746	(1,928,744)	22,917,603
Other commissions	1,436,537	—	—	—	—	—	1,436,537
Commissions from sale of limited partnerships	718,957	—	—	—	—	—	718,957
Other income	45,663	—	—	—	—	—	45,663
Interest income	17,456	—	—	—	—	—	17,456
	25,032,519	16,550	1,856,936	158,209	746	(1,928,744)	25,136,216
Expenses:							
Commissions	21,145,101	15,722	1,762,162	150,151	709	(1,928,744)	21,145,101
Commissions to other brokers	532,945	—	—	—	—	—	532,945
Service contract	880,000	—	—	—	—	—	880,000
Salary expense	1,248,362	—	—	—	—	—	1,248,362
Other	564,263	19,618	19,688	—	66	—	603,635
	24,370,671	35,340	1,781,850	150,151	775	(1,928,744)	24,410,043
Income (loss) before federal income tax	661,848	(18,790)	75,086	8,058	(29)	—	726,173
Federal income tax expense (benefit):							
Current expense (benefit)	190,370	(6,576)	26,280	2,820	(10)	—	212,884
Deferred expense	43,750	—	—	—	—	—	43,750
	234,120	(6,576)	26,280	2,820	(10)	—	256,634
Net income (loss) before net income of wholly owned subsidiaries	427,728	(12,214)	48,806	5,238	(19)	—	469,539
Net income of wholly owned subsidiaries	41,811	—	—	—	—	(41,811)	—
Net income (loss)	$ 469,539	(12,214)	48,806	5,238	(19)	(41,811)	469,539

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of Ohio National Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	1,003,045
Net capital	$	2,438,960
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $1,003,045)		66,870
Net capital in excess of requirements	$	2,372,090
Ratio of aggregate indebtedness to net capital		0.41
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		1,683,678
Total net worth		3,073,678
Deduct:		
Non-allowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		278,360
Other assets		356,358
		634,718
Net capital before haircuts on securities positions		2,438,960
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	2,438,960

Note: There is no material difference from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2003.

See accompanying independent auditors' report.